LATAM group increased its international capacity by 26.0% in July 2024, compared to the same month of 2023

Operating statistics for July 2024
Santiago, August 8, 2024 - LATAM group increased its international capacity, measured in available seat - kilometers (ASK), by 26.0% in July, compared to the same period of 2023. The 7.2% increase in the domestic capacity of the affiliate in Brazil and the 5.8% increase of the affiliates in Chile, Colombia, Ecuador and Peru, also contributed to the 16.1% increase in the group's consolidated capacity.
In terms of consolidated passenger traffic, measured in revenue passenger - kilometers (RPK), there was an increase of 15.4% in July, mainly explained by a 23.4% increase in demand from the group's international segment. Additionally, domestic demand from the Brazilian affiliate and from the affiliates in Chile, Colombia, Ecuador and Peru increased by 9.0% and 5.1% respectively.
As a result, the consolidated load factor in July was 86.3%, which represents a slight decrease of 0.5 percentage points compared to the same month of 2023. However, the year-to-date load factor has increased 2.1 percentage points compared to the same period of the previous year.
In July, the group transported more than 7.3 million passengers, representing an increase of 7.4% compared to the same month of 2023, mainly driven by a 22.8% increase in the number of passengers transported internationally. Between January and July, the group has transported 46.7 million passengers, 14.2% more than the previous year.
In terms of cargo, LATAM group's capacity, measured in available ton - kilometers (ATK), increased by 12.4% compared to July 2023, reaching 668 million ATK.
The following table summarizes the main operating statistics for the month and year-to-date figures as of July for the main LATAM business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations                                                    1
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	July			Year to Date
	2024	2023	% Change	2024	2023	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	11,951	10,353	15.4%	75,437	62,989	19.8%
DOMESTIC SSC (1)	1,976	1,881	5.1%	13,119	11,332	15.8%
DOMESTIC BRAZIL (2)	3,623	3,325	9.0%	22,356	20,509	9.0%
INTERNATIONAL (3)	6,352	5,147	23.4%	39,963	31,148	28.3%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	13,847	11,926	16.1%	90,044	77,139	16.7%
DOMESTIC SSC (1)	2,346	2,217	5.8%	16,028	13,970	14.7%
DOMESTIC BRAZIL (2)	4,198	3,915	7.2%	27,508	25,981	5.9%
INTERNATIONAL (3)	7,303	5,795	26.0%	46,509	37,188	25.1%

PASSENGER LOAD FACTOR
SYSTEM	86.3%	86.8%	-0.5p.p	83.8%	81.7%	2.1p.p
DOMESTIC SSC (1)	84.2%	84.8%	-0.6p.p	81.8%	81.1%	0.7p.p
DOMESTIC BRAZIL (2)	86.3%	84.9%	1.4p.p	81.3%	78.9%	2.3p.p
INTERNATIONAL (3)	87.0%	88.8%	-1.8p.p	85.9%	83.8%	2.2p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,325	6,817	7.4%	46,694	40,899	14.2%
DOMESTIC SSC (1)	2,699	2,584	4.5%	17,836	15,303	16.6%
DOMESTIC BRAZIL (2)	3,167	3,046	4.0%	19,833	18,587	6.7%
INTERNATIONAL (3)	1,459	1,188	22.8%	9,025	7,009	28.8%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	342	292	17.2%	2,402	2,083	15.4%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	668	595	12.4%	4,574	4,059	12.7%

CARGO LOAD FACTOR
SYSTEM	51.2%	49.1%	2.1p.p	52.5%	51.3%	1.2p.p
(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations                                                    2
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates' aircraft, they have a fleet of 21 freighters. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations                                                    3
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net